Exhibit 3.76

STATE OF DELAWARE

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

HOSTED SOLUTIONS CHARLOTTE LLC

December 2, 2010

This Amended and Restated Certificate of Formation of Hosted Solutions Charlotte LLC (the “Company”), a Delaware limited liability company, was duly executed and is being filed pursuant to Section 18-208 of the Delaware Limited Liability Company Act. The Company’s original certificate of formation was filed on March 19, 2008.

First. The name of the limited liability company is Hosted Solutions Charlotte LLC.

Second. The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

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IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the date first written above.

AUTHORIZED PERSON:

By:	/s/ John P. Fletcher
Name:	John P. Fletcher